EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Increase in Credit Facility to C$22 million

Increase in availability by C$6 million from current working capital facility with an 18 month term also including uncommitted accordions to increase the facility to C$26 million

Toronto, Ontario – February 14, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA; TSX:ELVA), a lithium ion battery technology and manufacturing company, today announced that its credit facility has been increased from C$16 million to C$22 million, with uncommitted accordions up to $4MM to increase the facility to C$26 million in the future. This facility will support the Company’s working capital needs in connection with its continued sales and production growth. In addition, it has extended the term to maturity from March 31, 2024 to July 29, 2025.

“We are very pleased with the additional support our lender has provided to us,” said John Gibson, CFO of Electrovaya. “We believe the additional working capital provided from the revolving credit facility will assist us with our continued growth and in meeting the existing purchase order backlog and fiscal year revenue targets.”

The Company continues to work towards securing separate project financing to support its planned Jamestown, New York gigafactory.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance, uncommitted accordions and revenue growth forecasts for the fiscal year ending September 30, 2024 . Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the Company’s intention to repay the promissory notes by the amended maturity date are based on an assumption that the Company will be able to repay the promissory notes by the amended maturity date. Factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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